UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70627

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: McKenzie Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

208 Ave, Luis Munoz Rivera (Banco Popular Center) 10th Floor, Suite 1029
(No. and Street)

San Juan	PR	00918
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Hajek	404-841-1010	angela@mastercompliance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS Thayer
(Name – if individual, state last, first, and middle name)

1600 HWY 6, Ste 100	Sugarland	TX	77478
(Address)	(City)	(State)	(Zip Code)

7/14/20	6706
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alpheus Cameron McKenzie , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McKenzie Securities, LLC , as of 12/31 , 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CFO

Notary Public

550



This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presen~~~ comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

MCKENZIE SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

With Report of Independent Registered Public Accounting Firm

For the Year Ended
December 31, 2021

McKenzie Securities, LLC

TABLE OF CONTENTS
For the Year Ended December 31, 2021



TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors and Members
McKenzie Securities, LLC
San Juan, Puerto Rico

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McKenzie Securities, LLC (the Company) as of December 31, 2021, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, December 31, 2021, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer LLC
We have served as McKenzie Securities, LLC's auditor since 2021.
Sugar Land, TX
March 30, 2022

McKenzie Securities, LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2021

ASSETS

Cash	$	74,652
Accounts Receivable, net		30,250
Prepaid Expenses		7,919
TOTAL ASSETS	**$**	**112,821**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable & Accrued Liabilities	$	2,047
Liabilities due Affiliate		8,580
Liabilities due Member		800
TOTAL LIABILITIES, COMMITMENTS, AND CONTINGENCIES	**$**	**11,427**

MEMBER'S EQUITY

Capital Contributions	$	115,500
Accumulated Deficit		(14,106)
TOTAL MEMBER'S EQUITY	**$**	**101,394**

TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**112,821**

See notes to the financial statements.

McKenzie Securities, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2021

REVENUE		
Service Fees	$	30,000
TOTAL REVENUE	**$**	**30,000**
EXPENSES		
Professional Fees		16,435
Regulatory Fees		6,342
Technology, Data, & Communications		2,224
Occupancy & Equipment		8,581
Other Expenses		1,267
TOTAL EXPENSES	**$**	**34,849**
OTHER EXPENSES		
Taxes		400
NET LOSS	**$**	**(5,249)**

See notes to the financial statements.

McKenzie Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2021

BALANCE AT JANUARY 1, 2021	$	**643**
Contributions		106,000
Distributions		-
Net Loss		(5,249)
BALANCE AT DECEMBER 31, 2021	$	**101,394**

McKenzie Securities, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(5,249)
Adjustments to reconcile net income to net cash used in operating activities		
Prepaid Expenses		(7,276)
Accounts Receivable		(30,250)
Accounts Payable, Accrued Expenses, & Other Liabilities		11,427
Net Cash used in Operating Activities	**$**	**(31,348)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Equity	$	106,000
Net Cash Used in Financing Activities	**$**	**106,000**
NET INCREASE IN CASH	**$**	**74,652**
CASH BALANCE AT JANUARY 1, 2021	**$**	**-**
CASH BALANCE AT DECEMBER 31, 2021	**$**	**74,652**

See notes to the financial statements.

McKenzie Securities, LLC

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2021

1. Organization and Nature of Business

McKenzie Securities, LLC (the Company) was organized as a Puerto Rico Limited Liability Company in October 2020 and became a registered broker-dealer with the Securities and Exchange Commission (SEC) and member with the Financial Indusitry Regulatory Authority (FINRA) effective June 2021. The Company is a wholly owned subsidiary of McKenzie Holdings, LLC (Parent). The Company's business is to act as an investment banker in private placement transactions and mergers and aquisitions. The Company is also able to share in commissions for transactions referred to other broker dealers.

2. Significant Accounting and Reporting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2021, and is not necessarily indicative of the results for any future period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit account(s) which, at times, may exceed federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2021, the Company had no cash equivalents.

Revenue

The Company recognizes *Revenue from Contracts with Customers* in accordance with ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

2. Significant Accounting and Reporting Policies - Continued

Additionally, the guidance requires the Company to follow a five step model to a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

In determining the transaction price, the Company may include variable consideration within the transaction price to the extent that it is probable that a significant reversal of revenue will not occur when the uncertainty is subsequently resolved. Services within the scope of ASC Topic 606 include private securities placement, investment banking, and merger and acquistion (M&A) services.

Revenues from fees arising from advisory and valuation services in which the Company acts as an agent and are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Fees are recognized based upon the capital commitments obtained as of the closing for the respective placement when all performance obligations to the client have been completed.

Income Taxes

The Company, with the consent of its Member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federeal and state income tax purposes. In lieu of corporate income taxes, the LLC is taxed on its proportionate share of the Company's taxable income. Therefore, no provision or liablity for federal or state income taxes has been included in the financial statements. As of December 31, 2021, an accrual is in the financial statements for $400 to Puerto Rico Department of the Treasury for its portion of taxable income.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2021. The Company is not currently under audit by any tax jurisdiction.

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses on Financial Instruments* , which significantly changed the way entities recognize and record credit losses on financial instruments such as loans, loan commitments, and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

2. Significant Accounting and Reporting Policies - Continued

The Company, may, at times, have an account receivable related to retainer fees from executed agreements with independent external parties. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As such, the Company regularly reviews its accounts receivable for any bad debts based on the nature and contractual life or expected life of the financial assets, the Company's collection experience, and customer worthiness. At December 31, 2021, the Company had $30,250 receivable from executed contracts. The Company considers receivables to be fully collectable; accordingly no allowance has been provided.

Coronavirus

In the second year of the COVID-19 coronavirus pandemic, the adverse impacts to global commercial activity has continued to contribute to significant volatility in the financial markets. Government imposed responses and other related recovery measures intended to control the spread of the disease have created a variety of unintended challenges and risks. As such, economic uncertainty, changes in consumer demand, disrupted supply chains, staffing shortages, and hybrid working patterns all continue to have a negative impact on many industries. The continued development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the COVID-19 coronavirus. Nevertheless, the COVID-19 coronavirus presents material uncertainty and risk with respect to the Company, its performance, and its financial results. At present, the extent to which the coronavirus may impact the Company's financial condition or results of operations in future periods is uncertain.

3. Related Parties

The Company is a wholly owned subsidiary of McKenzie Holdings, LLC. McKenzie and Associates, LLC (Affiliate), is also wholly owned by McKenzie Holdings, LLC. In connection with this relationship, the Company and its Affiliate have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the Affiliate on its behalf. During 2021, the Company recorded expenses under this agreement totaling $8,581. Included in the total is a provision for rent. The Company recorded rent totaling $6,200 related to the shared expense with the Affiliate.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 800% or 8:1 within its first year of business.

At December 31, 2021, the Company had net capital of $63,224 which was $58,224 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 18.07%.

McKenzie Securities, LLC

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2021

5. Operating Lease Obligations

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than twelve months. All such leases are to be classified as either finance or operating. The Company has no lease obligations that required recording or disclosures in the December 31, 2021, financial statements, due to a lease sharing agreement with a related party, on a month to month basis.

6. Restrictions on Contributed Capital

The Member contributed $106,000 in 2021. These funds are restricted from being distributed for twelve months. The Member may withdraw funds as the schedule below dictates in the event that the Company can sustain such distributions.

Withrawal Date	Amount
2/1/2022	$ 50,000
5/27/2022	10,000
7/23/2022	6,000
9/27/2022	40,000
Total	$ 106,000

6. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of beginning inception, end of 2021, and during the period ended December 31, 2021.

7. Commitments and Contingencies

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

8. Accounts Receivable

As of December 31, 2021, the Company had accounts receivable of $30,250, due from two customers, the Company has no allowance for bad debt as they believe the amounts are collectable.

9. Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

9. Fair Value of Financial Instruments - (continued)

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include accrued expenses.

10. Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2021, through March 30, 2022. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2021, financial statements.

McKenzie Securities, LLC

SCHEDULE I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commissions
As of December 31, 2021

SUPPLEMENTAL

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$	101,394
LESS:		
Non-Allowable Assets		
Prepaid Expenses		(7,920)
Accounts Receivable		(30,250)
Total Non-Allowable Assets		(38,170)
Other Operational Deductions or Charges		-
TENTATIVE NET CAPITAL	$	**63,224**
HAIRCUTS ON SECURITIES	$	**-**
NET CAPITAL	$	**63,224**
Minimum dollar net capital requirement of reporting broker dealer	$	5,000
EXCESS NET CAPITAL	$	**58,224**
TOTAL AGGREGATE INDEBTEDNESS	$	**11,427**
MINIMUM NET CAPITAL BASED ON AI	$	**1,428**
PERCENTAGE OF NET CAPITAL TO AI		**18.07%**

There are no material differences between net capital in Part IIA of Form X-17A-5 and net capital above.

See accompanying report of independent registered public accounting firm.

McKenzie Securities, LLC

SCHEDULE II
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934
For the Year Ended December 31, 2021

SUPPLEMENTAL

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2021, without exception.

See accompanying report of independent registered public accounting firm.

McKenzie Securities, LLC

SCHEDULE III
Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

For the Year Ended December 31, 2021

SUPPLEMENTAL

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2021, without exception.

See accompanying report of independent registered public accounting firm.



TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of McKenzie Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which McKenzie Securities, LLC (the Company):

1) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and
2) is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements, mergers and acquisitions advisory services, fairness opinions, and commission sharing for business referred to other broker-dealers in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, Texas
March 30, 2022

www.tpscpas.com
1600 Highway 6, Suite 100 | Sugar Land, TX 77478 | T: 281.552.8430 | F: 281.552.8431

PBK (6/21)

Exemption Report for Non-Covered Firm

McKenzie Securities, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving private placements; receipt of referral fees; and mergers and acquisitions advisory services, including fairness opinions. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, A. Cameron McKenzie Hertell, swear (or affirm) that, to my best knowledge and belief, this Exemption
Report is true and correct.

CMcK

Authorized Signature
Title: CCO/Managing Member
Date:

PBK-CL-7.3

Tel: 1-866-588-4434 | Email: info@mckenziesecurities.com | Website: www.mckenzieaa.com